================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


================================================================================

                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated July 12, 2000 re Appointment as ITU-T Editor of Annex O for Work on Internet Technologies Complimentary to H.323.

                                                                          ITEM 1

For Immediate Release

Contact:   Karen Gurwitz                              David Seligman
           Dir. Corporate Communications              CFO
           RADVision, Inc.                            RADVision, Ltd.
           Tel: 201.529.4300, x305                    Tel: 972.3.645.5446
           kgurwitz@radvision.com                     Seligman@tlv.radvision.com
           http://www.radvision.com                   http://www.radvision.com



           RADVision Appointed as ITU-T Editor of Annex O for Work on
                  Internet Technologies Complimentary to H.323

Mahwah, New Jersey, July 12, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, is pleased to announce that it has been appointed to spearhead the working committee on Annex O of the H.323 Protocol Standard for the International Telecommunications Union (ITU). Headquartered in Geneva, Switzerland, the ITU is an international organization within which governments and the private sector coordinate global telecom networks and services.

The H.323 specification defines the means for providing real time multimedia communication services over packet-based networks that include the Internet. In order to deploy efficient and globally interoperable Internet based H.323 systems, definitions for using Internet protocols and complementary technologies in the context of the H.323 Specification must be defined. This work will be organized in Annex O under the heading "Internet protocols and Technologies (complementary to H.323) in the context of H.323 Specification".

"RADVision has played a key role in defining H.323 from the beginning as an active participant within the ITU," said Orit Levin, RADVision's chief contributor to international standards bodies. "As the Editor of Internet Technologies Complimentary to H.323, RADVision will be able to contribute its expertise and knowledge of a broad family of standards for real-time IP communications to help achieve interoperability and interworking between the multiple protocols that are being deployed in global next generation networks."

H.323 has been deployed in over 2 million gateway ports worldwide and many millions of PC clients. However, work still needs to be done to define how to use certain standard Internet facilities with H.323 systems. Vital topics include a standard H.323 URL and dealing with NAT devices, and well as extending previous ITU-T work specifying how to use RSVP with H.323 systems. Rapporteur Dale Skran of the ITU-T has nominated Orit Levin, Director of Product Management at RADVision, to the position of Editor of H.323 Annex O, which will cover these topics.

"RADVision has made significant contributions to the work of Q13 in the area of NAT and H.323 URLs. As editor of H.323 Annex O, RADVision will continue and extend this work to support the further development of H.323 systems," said rapporteur Skran.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: July 17, 2000